SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Distribuição's Grid Market reduces by 1.1% in 1Q23

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general the performance of the energy market in the first quarter of 2023, compared to the same period of the previous year.

Distribution - Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, had a 1.1% reduction in electricity consumption in 1Q23. The billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, decreased 3.0% in the quarter, considering the Availability Cost[1].

The volume of offset energy, which is the excess of generation from MMGD compensated in billing, grew 57.9% in the quarter, with emphasis on growth in the Residential (59.7%), Industrial (44.2%) and Rural classes (82.4%). The number of customers joining the MMGD is 249,709 in March 2023, 93.2% higher than in March 2022.

	Number of Customers			Consumed Energy (GWh)
	Mar-23	Mar-22	∆%	1Q23	1Q22	∆%
Residential	4,149,386	4,064,683	2.1	2,254	2,267	(0.6)
Industrial	69,571	71,263	(2.4)	2,949	2,945	0.1
Captive	68,411	70,230	(2.6)	474	516	(8.1)
Free	1,160	1,033	12.3	2,475	2,428	1.9
Commercial	433,318	424,952	2.0	1,697	1,705	(0.5)
Captive	431,819	423,646	1.9	1,167	1,207	(3.3)
Free	1,499	1,306	14.8	530	498	6.3
Rural	329,308	338,409	(2.7)	680	744	(8.6)
Captive	329,257	338,366	(2.7)	640	712	(10.1)
Free	51	43	18.6	40	32	26.2
Others	54,158	52,890	2.4	616	620	(0.6)
Captive	54,146	52,878	2.4	614	618	(0.6)
Free	12	12	-	2	2	11.1
Total Captive Market	5,033,019	4,949,803	1.7	5,150	5,319	(3.2)
Total Free Market	2,722	2,394	13.7	3,046	2,960	2.9
Supply to Concessionaries	7	7	-	221	230	(3.8)
Total Grid Market	5,035,748	4,952,204	1.7	8,418	8,510	(1.1)
MMGD	249,709	129,218	93.2	(431)	(273)	57.9
Total Billed Grid Market				7,987	8,237	(3.0)

[1] The availability cost represents the minimum amount charged for the availability of the distribution grid and is referenced in the input configurations of consumer units: 30 kWh single-phase, 50 kWh two-phase and 100 kWh three-phase circuits (ANEEL Ordinance Nº 1,000/2021 art. 291).

The 1Q23 result is due to the consumption of electricity by the following classes:

i.	Rural, with a reduction of 8.6%, mainly due to the reduction in consumption with Agriculture, Livestock and Related Services by 8.3%, justified by the reduction in the number of consumers and the significant increase in rainfall in the state in the period, which reduces the need to pump water to irrigate the plantations;
ii.	Residential, with a reduction of 0.6%, mainly due to the reduction in average consumption in the period, from 186.4 kWh/month to 181.5 kWh/month, due to milder temperatures in the year compared to the previous year, especially in the month January, despite the 2.1% increase in the number of consumer units;
iii.	Commercial, with a reduction of 0.5%, mainly due to the reduction in Retail Trade consumption by 2.0%, representing 31.7% of the consumption of the class, and a reduction in consumption by Health Care Activities by 4 .6%, representing 4% of the consumption of the class, partially offset by the 4.9% increase in Wholesale Trade consumption, except vehicles, representing 14.7% of the consumption of the class; and
iv.	Industrial, with an increase of 0.1%, mainly due to the 4.8% increase in the consumption of Manufacturing of Food Products, representing 38.0% of the consumption of the class, partially offset by the reduction in consumption of Manufacture of Wood Products by 23.0%, representing 6.9% of the consumption of the class.

Captive Market

The captive market showed a reduction of 3.2% in electricity consumption in the first quarter of 2023. The billed captive market, which considers offset energy from MMGD, showed a reduction of 6.5% compared to the previous period.

The following graphs show the electricity consumed by class up to March 2023:

Generation

In the first quarter of 2023, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) sold 4,560 GWh of electricity, an increase of 1.4% .

For wind farms, total electricity sold in 1Q23 was 1,186 GWh, an increase of 47.3%, mainly influenced by the entry into commercial operation of the Jandaíra Wind Complex and the the acquisition of the Aventura and SRMN Wind Complexes, which now comprise the Company's portfolio on January 30, 2023.

For TPP Araucária, there was no dispatch in 1Q23, as well as in 1Q22, due to the improvement in hydrological conditions.

Trading

Copel Mercado Livre

In 1Q23, Copel Mercado Livre recorded 5,893 GWh of electricity sold, a decrease of 4.4%, due to the reduction of bilateral contracts.

Copel's Consolidated Market

The total energy sold by Copel, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Mercado Livre in all markets, reached 17,294 GWh in 1Q23, an increase of 0.8%.

The following table shows Copel's total energy sales, broken down into Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

Copel’s Consolidated Market	Nº de customers / contracts			Energy sold (GWh)
	Mar-23	Mar-22	∆%	1Q23	1Q22	∆%

Copel DIS	5,011,861	4,950,099	1.2	5,655	5,687	(0.6)
Captive Market	5,011,555	4,949,803	1.2	5,150	5,319	(3.2)
Concessionaries and Licensees	2	2	-	22	23	(4.3)
CCEE (Assigments MCSD EN)	304	272	11.8	48	52	(7.7)
CCEE (MVE)	-	22	-	-	173	-
CCEE (MCP) [2]	-	-	-	435	120	262.5
Copel GeT	389	311	25.1	4,560	4,496	1.4
CCEAR (Copel DIS)	3	3	-	33	31	6.5
CCEAR (other concessionaries)	101	101	-	569	567	0.4
Free Customers	-	1	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	273	191	42.9	3,492	3,692	(5.4)
Bilateral Agreements [1]	12	15	(20.0)	153	150	2.0
CCEE (MCP) [2]	-	-	-	313	56	458.9
Wind Farms Complexes	589	352	67.3	1,186	805	47.3
CCEAR (Copel DIS)	15	6	150.0	22	8	175.0
CCEAR (other concessionaries)	541	328	64.9	560	318	76.1
CER	10	10	-	226	226	-
Bilateral Agreements (Copel Mercado Livre)	8	5	60.0	122	79	54.4
Bilateral Agreements	15	3	400.0	144	102	41.2
CCEE (MCP) [2]	-	-	-	112	72	55.6
Copel Mercado Livre	1,690	1,665	1.5	5,893	6,165	(4.4)
Free Customers	1,561	1,461	6.8	2,927	2,922	0.2
Bilateral Agreements (Group Companies)	-	5	-	-	97	-
Bilateral Agreements	129	199	-	2,820	3,080	(8.5)
CCEE (MCP) [2]	-	-	-	146	66	121.4
Total Copel	5,014,529	4,952,427	1.3	17,294	17,153	0.8
Eliminations (intra-group operations)				3,775	3,907
Total Consolidated Copel				13,519	13,246	2.1

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
¹ Includes Short Term Agreements and CBR.
2 Does not consider negative amounts.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Curitiba, April 28, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.